DocuSign Envelope ID: A913C9FC-C100-44B0-BDA0-DE91947EA994 I : C7 AC0EE-27D2- 579-A8E4-1 694C7104F2 sbgi.net © 2024 Sinclair, Inc December 22, 2025 To the Board of Directors of The E.W. Scripps Company (the “Board”): While we are disappointed that the Board rejected our proposal without any engagement and without sharing which elements of our proposal it did not find attractive, we would rather focus on a constructive path forward. Sinclair, Inc. (“Sinclair”) has flexibility to enhance its proposal to address any issues that may be important to the Board, including valuation, the amount of cash consideration per share, post- combination leadership arrangements, governance, and any other key elements that bear on long-term stewardship and value. We believe the best next step is for the principal decision-makers at Sinclair to have an in-person meeting with you next month. Given challenging macro trends in the television broadcasting industry and increasing competition from “Big Tech,” broadcasters need strength and scale to create shareholder value in the long run. A combination of Sinclair and Scripps would unlock substantial and enduring value for shareholders, strengthen local journalism, and position the combined company and its employees for long-term success. In addition to this letter, the Smith family is addressing a separate letter to the Scripps family to simply make a personal introduction. That outreach is not intended to discuss transaction terms or to bypass or interfere with existing Board or management processes. We look forward to hearing back from you regarding an in-person meeting in January. Please contact me directly to organize logistics. Christopher S. Ripley Chief Executive Officer & President Sinclair, Inc.